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EMAIL: RFRIEDMAN@OLSHANLAW.COM DIRECT DIAL: 212.451.2220
November 18, 2021
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Legal Branch Chief
Re:    Remark Holdings, Inc.
Registration Statement on Form S-3
Filed October 29, 2021
File No. 333-260615

Dear Ms. Woo:
We acknowledge receipt of the letter of comment dated November 9, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Remark Holdings, Inc. (the “Registrant”) and provide the following responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of Amendment No. 1 to the Registration Statement on Form S-3 filed on the date hereof by the Registrant (the “Form S-3”). Capitalized terms used herein and not separately defined have the meanings given to them in the Form S-3. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Form S-3 Filed on October 29, 2021

Cover Page

1.We note your disclosure throughout your filing that the company controls and receives economic benefits of the VIE's business operations through VIE agreements, and that those agreements are designed to provide company's indirect subsidiaries in China with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related

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outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE or been used to replicate foreign investment. Your disclosure should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and clarify that for accounting purposes you are the primary beneficiary and your agreements provide the power to direct the activities of the VIE. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

The applicable disclosure in the Form S-3 has been added in response to the Staff’s comment. Please see the Cover Page and page 2 of the Form S-3.

Prospectus Summary, page 5

2.We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

The applicable disclosure in the Form S-3 has been revised in response to the Staff’s comment. Please see the Cover Page, page 5 and page 16 of the Form S-3.

3.We note that the activity of the VIE is reflected in the line item titled “investments in unconsolidated affiliate" in the parent’s financial statements. Please provide a rollforward of the investment in subsidiaries and VIEs line item.

In response to the Staff’s comment, the Registrant notes that the line item titled “investments in unconsolidated affiliate” in the financial statements does not contain any activity of the VIEs. Rather, that line item reflects investments within the Registrant’s wholly owned subsidiaries (not the VIEs) and the investment in Sharecare.

Risk Factors
Risks Related to our Common Stock, page 21

4.We note your disclosure that you have a “significant equity investment” in Sharecare, Inc. Based on your Form 10-K FYE 12/31/2020, we note that you had an equity stake of 4.4% in Sharecare at December 31, 2020. Please advise.

As disclosed in the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, the Registrant currently holds approximately 9.4 million shares of common stock of Sharecare, Inc. The applicable disclosure in the Form S-3 has been

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revised in response to the Staff’s comment to reflect that the Registrant continues to have an equity investment in Sharecare. Please see page 22 of the Form S-3.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

Robert H. Friedman

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